Filed by CF Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No.: 333-262725

The following communication was made available by a post on Twitter on August 11, 2022:

BREAKING NEWS: Rumble Announces A Major Step Towards Merging with NASDAQ: $CFVI.

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The tweet linked to the following press release published on August 11, 2022:

Rumble and CFVI Announce Effectiveness of S-4 Registration Statement

Special Meeting of CF Acquisition Corp. VI Stockholders to Approve Business Combination Scheduled for September 15, 2022

Upon Closing, the Combined Company is Expected to Trade on Nasdaq Under the Ticker “RUM”

TORONTO, CANADA AND NEW YORK, NY — August 11, 2022 — Today, Rumble Inc. (“Rumble”), the fast-growing neutral video platform, and CF Acquisition Corp. VI (Nasdaq: CFVI) (“CFVI”), a publicly traded special purpose acquisition company sponsored by Cantor Fitzgerald, announced that the Securities and Exchange Commission (“SEC”) has declared effective the registration Statement on Form S-4 (“Registration Statement”) in connection with their proposed business combination.

CFVI will hold a special meeting of its stockholders via live webcast at https://www.cstproxy.com/cfacquisitioncorpvi/2022 on Thursday, September 15, 2022 at 10:00 a.m. Eastern Time for its stockholders of record as of the close of business on July 25, 2022 to vote on the proposed business combination. CFVI will also file a definitive proxy statement/prospectus with the SEC relating to the proposed business combination and will commence mailing the definitive proxy statement/prospectus to its stockholders as of the record date as soon as practicable. The business combination is expected to close shortly after the special meetings of the stockholders of CFVI and Rumble, subject to the approval of the stockholders of each of CFVI and Rumble at those meetings, receipt of the required Ontario court approvals and the satisfaction of other customary closing conditions.

Chris Pavlovski, the Founder and Chief Executive Officer of Rumble, commented, “For the first time, investors will have the opportunity to join us in our fight to defeat cancel culture and protect a free and open internet. We believe everyone benefits from access to more ideas, diverse opinions, and dialogue.”

Howard Lutnick, Chairman and CEO of Cantor Fitzgerald and CFVI, said, “Rumble’s growth has been extraordinary. Both the number of users and user engagement have exploded. We are excited about what is ahead as Rumble becomes a public company and we can’t wait to be a part of Rumble’s future.”

Following the closing of the business combination, the combined company’s shares of common stock and redeemable warrants are expected to trade on the Nasdaq Global Market under the symbols “RUM” and “RUMBW.”

CFVI and Rumble announced on December 1, 2021, that they entered into a definitive business combination agreement. The transaction will provide approximately $400 million of proceeds at close,1 including $100 million of proceeds from a PIPE financing and $300 million of cash held in the trust account of CFVI. The proceeds will be used to attract new content creators to the Rumble and Locals platforms, continue to build out Rumble’s independent infrastructure, expand Rumble’s teams, begin robust marketing of the platform and services, make future acquisitions, and for other general corporate purposes.

CFVI stockholders are urged to read the proxy materials, including, among other things, the reasons for the unanimous recommendation by CFVI’s Board of Directors that stockholders vote “FOR” the business combination proposal. Your vote “FOR” the business combination is important, no matter how many shares you own. If you have any questions or need assistance voting, please contact Morrow Sodali LLC, CFVI’s proxy solicitor, by telephone at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400) or by email at CFVI.info@investor.morrowsodali.com. CFVI stockholders who hold shares in “street name” (i.e., stockholders whose shares are held of record by a broker, bank, or other nominee) should contact their broker, bank, or nominee to ensure that their shares are voted.

About Rumble

Rumble is a high-growth neutral video platform that is creating the rails and independent infrastructure designed to be immune to cancel culture. Rumble's mission is to restore the Internet to its roots by making it free and open once again. Additionally, the company announced in December 2021 the execution of a definitive business combination agreement with CFVI. See the announcement here: https://corp.rumble.com.

About CF Acquisition Corp. VI

CFVI is a blank check company led by Chairman and Chief Executive Officer Howard W. Lutnick and sponsored by Cantor Fitzgerald.

About Cantor Fitzgerald

Cantor Fitzgerald, with over 12,000 employees, is a leading global financial services group at the forefront of financial and technological innovation and has been a proven and resilient leader for 77 years. Cantor Fitzgerald & Co. is a preeminent investment bank serving more than 5,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, SPAC underwriting and PIPE placements, prime brokerage, and commercial real estate on its global distribution platform. Cantor Fitzgerald & Co. is one of 24 primary dealers transacting business with the Federal Reserve Bank of New York. For more information, please visit: www.cantor.com.

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1 Assumes no redemptions by CFVI’s public stockholders and prior to payment of transaction expenses and stock repurchase.

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Important Information and Where to Find It

This press release relates to a proposed transaction between Rumble and CFVI. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CFVI, Rumble, and/or a successor entity of the transaction has filed or will file relevant materials with the SEC, including an effective registration statement on Form S-4, which includes a proxy statement/prospectus of CFVI, which will be filed with the SEC promptly following the date of this press release. The definitive proxy statement will be sent to all CFVI stockholders. Rumble, CFVI, and/or a successor entity of the transaction will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of CFVI are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Rumble, CFVI, or any successor entity of the transaction through the website maintained by the SEC at www.sec.gov.

The documents filed or that will be filed by CFVI with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. VI, 110 East 59th Street, New York, NY 10022 or via email at CFVI@cantor.com. The documents filed or that will be filed by Rumble or any successor entity of the transaction with the SEC also may be obtained free of charge upon written request to Rumble USA Inc., 444 Gulf of Mexico Drive, Longboat Key, FL 34228.

Participants in the Solicitation

CFVI and Rumble and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFVI's stockholders in connection with the proposed transactions. CFVI's stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of CFVI in the registration statement. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CFVI's stockholders in connection with the proposed business combination is set forth in the registration statement.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFVI or Rumble, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

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Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction between CFVI and Rumble. Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFVI's, Rumble's, or their respective management teams' expectations, hopes, beliefs, intentions or strategies regarding the future. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intends", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to assumptions, risks and uncertainties. These statements are based on various assumptions, whether or not identified in this document. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFVI and Rumble. Many factors could cause actual future events to differ from the forward looking-statements in this document, including but not limited, to (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the inability to complete the PIPE offering, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement , (v) the outcome of any legal proceedings that may be instituted against Rumble and/or CFVI related to the business combination agreement, (vi) the ability to obtain and maintain the listing of CFVI stock on Nasdaq, (vii) costs related to the transactions and the failure to realize anticipated benefits of the transactions, (viii) the effect of the announcement or pendency of the transaction on Rumble's business relationships, operating results, performance and business generally, (ix) changes in the combined capital structure of Rumble and CFVI following the transactions, (x) changes in laws and regulations affecting Rumble's business, (xi) risks related to Rumble's potential inability to achieve or maintain profitability and generate cash, (xii) the enforceability of Rumble's intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xiii) the potential for and impact of cyber related attacks, events or issues effecting Rumble, its business and operations, and (xiv) other risks and uncertainties indicated from time to time in the filings of CFVI, including the definitive registration statement that CFVI will file, which will include a proxy statement/prospectus related to the potential business combination. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Rumble and CFVI assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Rumble nor CFVI gives any assurance that either Rumble or CFVI will achieve its expectations.

SOURCE: Rumble and CFVI

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